Exhibit 99.6

NiCE Actimize X-Sight AML Solutions Selected by Aberdeen Group to
Enhance Its Financial Crime Operations

NiCE Actimize’s embedded AI provides intelligence to optimize detection and improve AML program efficiency

Hoboken, N.J., July 14, 2025 – NiCE Actimize, a NiCE (NASDAQ: NICE) business, today announced that Aberdeen Group, a UK-based global investment management firm headquartered in Edinburgh, has selected NiCE Actimize’s X-Sight Suspicious Activity Monitoring (SAM) and Watch List Screening solutions as part of its financial crime operations. These are part of NiCE Actimize’s advanced portfolio of anti-money laundering (AML) solutions which address financial services institutions’ (FIs) most pressing challenges.

Harnessing the power of advanced analytics to detect suspicious activity with pinpoint accuracy, NiCE Actimize’s SAM employs sophisticated machine learning and graph-based analytics to uncover patterns of illicit behaviors and suspicious transactions.

NiCE Actimize's proven AI-powered screening solution, WL-X, provides advanced matching techniques, predictive analytics and seamless access to extensive global lists and data sources for party and real-time transaction screening. WL-X provides the power to identify high-risk customers and counterparties quickly and with precision.

This approach has enabled Aberdeen Group to better support client and customer outcomes through deployment of next generation analytics and enhanced case management, according to Aberdeen.

Notes Craig Costigan, CEO, NiCE Actimize, “Our industry-leading anti-money laundering portfolio provides a comprehensive view of potential risks. Not only does its multi-tiered approach enhance the ability to catch suspicious activity early, but it also ensures comprehensive protection against evolving financial crime threats. We look forward to continuing to work with Aberdeen to enhance the effectiveness of its financial crime prevention.”

For more information:
•	NiCE Actimize Suspicious Activity Monitoring solution, please click here.
•	NiCE Actimize Watch List Screening solution, or to request a demo, please click here.

Aberdeen Group Plc
At Aberdeen, our ambition is to be the UK’s leading Wealth & Investments group. We are focused on growing our direct and advised wealth platforms and repositioning our specialist asset management business to meet client demand. We are committed to providing excellent client service, supported by leading technology and talent. As of 31 March 2025, we managed and administered £500.1bn of our clients’ assets.

About NiCE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NiCE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NiCE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NiCE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.